07022366

DYNO
Dyno Nobel

Dyno Nobel Limited
ACN 117 733 463
Level 24, AGL Centre
111 Pacific Hwy, North Sydney
NSW, 2060 Australia
Locked Bag 2113
Telephone: +61 2 9968 9000
Facsimile: + 61 2 9968 9530

The Securities and Exchange Commission
100 F Street, Street N.E.
Washington DC 20549
USA

Best Available Copy

SUPPL

SEC MAIL PROC. RECEIVED MAR 2007 WASH, D.C. 185 SECTION

Date 15/03/2007

Dear Sir or Madam,

REFERENCE: 34952
Dyno Nobel Limited – Filing Pursuant to Rule 12g3-2(b) Exemption

Pursuant to Rule 12g3-2(b) of the Securities and Exchange Act 1934, please find **enclosed** an announcement lodged with the Australian Stock Exchange.

Yours faithfully,

J Lyall-Anderson

Julianne Lyall-Anderson
Company Secretary
Phone: +612 9968 9000
e-mail: julianne.lyall-anderson@ap.dynonobel.com

PROCESSED
APR 1 1 2007
THOMSON
FINANCIAL

DYNO
Dyno Nobel

14 March 2007

Dyno Nobel Limited
ABN 44 117 733 463
Level 24, 111 Pacific Hwy,
North Sydney
NSW, 2060 Australia
Locked Bag 2113
Telephone: +61 2 9968 9000
Facsimile: + 61 2 9968 9530

The Manager, Companies
Australian Stock Exchange Limited
Company Announcements Office
Level 4, 20 Bridge Street
Sydney NSW 2000

Dear Sir,

RE: DIVIDEND REINVESTMENT PLAN

Dyno Nobel Limited advises that documents in respect of the Dividend Reinvestment Plan will be lodged with Australia Post for dispatch to shareholders today, 13 March 2007.

Copies of the documents to be mailed are attached.

Yours sincerely

J Lyall-Anderson

Julianne Lyall-Anderson
Company Secretary

DYNO
Dyno Nobel
ABN 44 117 733 463

All correspondence to:
Computershare Investor Services Pty Limited
GPO Box 2975 Melbourne
Victoria 3001 Australia
Enquiries (within Australia) 1800 502 497
(outside Australia) 61 3 9415 4288
Facsimile 61 3 9473 2500
www.computershare.com

000002
000
DXL
MR JOHN SMITH 3
FLAT 123
123 SAMPLE STREET
SAMPLEVILLE VIC 3030

14 March 2007

Dear Dyno Nobel Shareholder

Dividend Reinvestment Plan

I am pleased to introduce you to Dyno Nobel Limited's Dividend Reinvestment Plan (the ***DRP***), which provides eligible Dyno Nobel shareholders with the opportunity to use their dividends to acquire additional Dyno Nobel shares without incurring brokerage or other transaction fees.

How does the DRP work?

Enclosed is a DRP Booklet which summarises how the DRP works. I encourage you to read the DRP Booklet in its entirety before deciding whether or not to participate in the DRP. The main features of the DRP include:

- Participation in the DRP is voluntary.
- You must hold at least 100 Dyno Nobel shares per registered holding, and the registered address of your holding must be in Australia, to participate in the DRP.
- If you wish to participate in the DRP, you can choose to have all or only some of your Dyno Nobel shares participate.
- If you choose to have some, but not all, of your Dyno Nobel shares participate in the DRP (referred to as Partial Participation), you must specify a minimum of 100 Dyno Nobel shares to participate in the DRP. If you choose Partial Participation, you will receive a dividend payment in respect of those Dyno Nobel shares that you choose not to have participate in the DRP.
- The price at which you will acquire Dyno Nobel shares under the DRP in respect of a dividend will be equal to the arithmetic average (rounded down to the nearest cent) of the daily volume weighted average market price of Dyno Nobel shares sold in the ordinary course of trading on the ASX during the 10 trading day period starting on and including the second trading day after the record date 3 April 2007 for that dividend, less any discount. ***The Board has determined that eligible shareholders who participate in the DRP in relation to the upcoming dividend (due to be paid on 27 April 2007) will acquire shares using that dividend at a 2.5% discount to that average price.***

How to participate in the DRP?

If you wish to participate in the DRP, please complete the enclosed Notice of Election and return it in the enclosed reply paid envelope to Dyno Nobel's Share Registry. ***To enable you to participate in the DRP in connection with Dyno Nobel's upcoming dividend, please return your Notice of Election so that it is received by Dyno Nobel's Share Registry by no later than 5.00pm on 3 April 2007.*** If your Notice of Election is received after this time, you will not be entitled to participate in the DRP in relation to the upcoming dividend.

If you do not wish to participate in the DRP, you are not required to do anything. You will continue to receive dividend payments from Dyno Nobel by cheque or direct credit.

If you have doubts regarding what action you should take, please contact your financial, taxation or other professional adviser. If you have any questions regarding the DRP, please contact the Dyno Nobel Share Registry on 1800 502 497.

Yours sincerely

Geoff Tomlinson
Chairman

DYNO
Dyno Nobel
ABN 44 117 733 463

Computershare

All correspondence to:
Computershare Investor Services Pty Limited
GPO Box 2975 Melbourne
Victoria 3001 Australia
Enquiries (within Australia) 1800 502 497
(outside Australia) 61 3 9415 4288
Facsimile 61 3 9473 2500
web.queries@computershare.com.au
www.computershare.com

[redacted]

000002 000 DXL
MR JOHN SMITH 3
FLAT 123
123 SAMPLE STREET
SAMPLEVILLE VIC 3030

Securityholder Reference Number (SRN)

[redacted]

I 1234567890 IND

Dividend Reinvestment Plan

Use a black pen. Print in CAPITAL letters inside the grey areas. A B C 1 2 3 Where a choice is required, mark the box with an 'X' X

A Dividend Reinvestment Plan (DRP)

X ALL Please mark this box with an 'X' if you wish all of your holding to participate in the company's DRP.

X PART [ ] Show the number of securities you wish to participate in the company's DRP.

B Sign Here - This section must be signed for your instructions to be executed.

I/We authorise you to act in accordance with my/our instructions set out above. I/We acknowledge that these instructions supersede and have priority over all previous instructions in respect to my/our securities. Where I/we have indicated participation in the Dividend Reinvestment Plan, I/we hereby agree to be bound by the Terms and Conditions of the Dividend Reinvestment Plan.

Individual or Securityholder 1	Securityholder 2	Securityholder 3
Director	Director/Company Secretary	Sole Director and Sole Company Secretary

Note: When signed under Power of Attorney, the attorney states that they have not received a notice of revocation. Computershare Investor Services Pty Limited needs to sight a certified copy of the Power of Attorney.

Date - Day / Month / Year
__ __ / __ __ / __ __ __ __

D1001

DXL 01DI

DXL

DXL_WIP_160522/000002/000004/I

How to complete this form

A **Dividend Reinvestment Plan (DRP)**

Complete this section if you wish to have your cash dividends reinvested in the form of more company securities.

If you wish to reinvest all of your securities in the company's DRP, please cross the box marked ALL.

If you wish to reinvest part of your securities in the company's DRP, please show the number of securities that you wish to participate.

Please note that an election to participate fully in the Dividend Reinvestment Plan will override any instruction on the registry record regarding direct payment of cash dividends into a nominated account.

This instruction only applies to the specific holding identified by the SRN/HIN and the name appearing on the front of this form.

B **Signature(s)**

If you have chosen to have your cash dividends fully or partially reinvested into company securities and you have completed Section A, you must sign this form as follows in the spaces provided:-

Joint Holding:	where the holding is in more than one name, all of the securityholders must sign.
Power of Attorney:	to sign under Power of Attorney, you must have already lodged this document with the registry. If you have not previously lodged this document for notation, please attach a certified photocopy of the Power of Attorney to this form when you return it.
Companies:	where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the Company (pursuant to section 204A of the Corporations Act 2001) does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form must be signed by a Director jointly with either another Director or a Company Secretary. Please indicate the office held by signing in the appropriate place.

D1001

DXL

Please return the completed form in the envelope provided, or to the address opposite:

Computershare Investor Services Pty Limited
GPO Box 2975
Melbourne VIC 3001
Australia

DYNO

Dyno Nobel

(ABN 44 117 733 463)

Dividend Reinvestment Plan Booklet

This is an important document.
If you have any doubts regarding what action you should take, you should consult your financial, taxation or other professional advisor.
If you have any questions regarding the Dividend Reinvestment Plan, please call the Dyno Nobel Share Registry on 1800 502 497

Groundbreaking Performance

Table of Contents

A. Overview of Dividend Reinvestment Plan

1. Introduction

The Dyno Nobel Dividend Reinvestment Plan (the ***DRP***) is an optional method for Dyno Nobel shareholders to reinvest all or part of their dividends in additional Dyno Nobel shares (***Shares***) without the usual costs of acquiring Shares, such as brokerage.

This section sets out a summary of the way in which the DRP operates. The Rules which govern the operation of the DRP (the ***Rules***) are set out on pages 9 to 24.

2. Am I eligible to participate?

Only Dyno Nobel shareholders with a registered address in Australia are entitled to participate in the DRP. In accordance with the Rules, the Dyno Nobel Board has determined that shareholders with a registered address outside Australia are not able to participate in the DRP.

3. What participation options are available?

There are two types of participation in the DRP.

Full participation: This option provides for reinvestment of dividends on all Shares you hold now, or may hold in the future.

This includes:

- the Shares that you currently own; and
- any Shares you may acquire in the future - whether on-market, under the DRP, through any future rights or bonus issue or otherwise.

Partial participation: This option provides you with the opportunity to reinvest dividends from a specific number of Shares nominated by you. The Shares that you acquire under the DRP and any other Shares you acquire in the future will not participate in the DRP unless you alter the participation level with a Notice of Variation form (see point 14 for more information). If you choose partial participation, you will receive a dividend payment from Dyno Nobel in respect of those Shares that you elect not to have participate in the DRP.

4. Are there maximum or minimum limits on participation?

To participate in the DRP, you must hold at least 100 Shares in your registered holding. In addition, if you choose partial participation you must specify a minimum number of 100 Shares to participate in the DRP.

There is currently no maximum level of participation.

You should note that the Dyno Nobel Board (the ***Board***) reserves the right to increase the minimum level of participation and specify a maximum level of participation.

5. How do I participate?

If you wish to participate in the DRP, please complete and sign the Notice of Election form and return it in the envelope provided. The Notice of Election form is also available on the Dyno Nobel website at www.dynonobel.com or by calling the Dyno Nobel Share Registry on 1800 502 497.

Participation will commence with the first dividend payment after the receipt of the Notice of Election form, provided it is received before the record date for that dividend.

If you have not indicated the level of participation in the Notice of Election form, you will be deemed to have applied for full participation.

6. How will the price be determined?

The price at which you will acquire Shares under the DRP (the ***Price***) in respect of a dividend will be equal to the arithmetic average (rounded to the nearest cent) of the daily volume weighted average market price of all Shares sold in the ordinary course of trading on the ASX during the 10 business day period starting on and including the second business day after the record date for that dividend, less any discount (not exceeding 5%) that is determined by the Board.

7. How many Shares will I acquire?

The number of Shares you will acquire in respect of a dividend will be equal to the number of Shares you have specified to participate in the DRP at the record date for that dividend, multiplied by the amount of the dividend per Share, less any amounts required to be withheld (such as withholding tax), and this amount is then divided by the Price.

The number of Shares you acquire will be rounded down to the nearest whole number of Shares. If you choose full participation, any residual balance of the dividend not used due to this rounding will be carried forward and added to your next dividend and used to calculate the number of Shares you will receive under the DRP in respect of that dividend. If you choose partial participation, any residual balance for the dividend will be paid to you with the balance of your dividend payment for that dividend.

8. Will I be taxed on these Shares?

Usually dividends reinvested in shares are treated the same as cash dividends for Australian taxation purposes.

Dyno Nobel cannot advise you on the taxation implications of participating in the DRP. If you have any taxation queries, you should consult your financial, taxation or other professional advisor.

9. Does DRP participation affect my right to sell Shares?

Participation in the DRP does not affect your right to sell Shares.

You can sell the Shares you acquire under the DRP at any time.

If you choose full participation, any Shares you sell will cease to participate in the DRP but any remaining Shares you hold will continue to participate in the DRP.

If you choose partial participation, then unless you advise Dyno Nobel otherwise, the Shares disposed of will, to the extent possible, be deemed to be those Shares that do not participate in the DRP.

10. How will the shares from the DRP be ranked?

Shares issued under the DRP rank equally in all aspects with other existing fully paid Shares.

11. How will I keep track of my Shares?

After each dividend payment date you will receive a statement outlining the following.

(a) the number of Shares nominated as participating in the DRP at the record date for that dividend;

(b) the dividend amount payable on the nominated Shares;

(c) the amount in your DRP account prior to the payment of the relevant dividends;

(d) the number of Shares transferred or allocated to you under the DRP and the price of those Shares;

(e) the cash balance to be carried forward in your DRP account; and

(f) the total of your Shares following reinvestment under the DRP.

12. Will the Shares be listed on ASX?

Dyno Nobel will apply for Shares issued under the DRP to be listed for quotation on the ASX as soon as practicable after they are issued.

13. Are there costs associated with participating in the DRP?

There is no brokerage, commission or other transaction costs involved in transferring or allotting Shares under the DRP. Further, there is no stamp duty or other duties payable on the Shares transferred or allotted under the DRP.

14. Can I change or cancel my participation?

After joining the DRP, you can give notice to:

(a) to increase the number of your Shares participating in the DRP;

(b) to decrease the number of your Shares participating in the DRP; or

(c) to terminate your participation in the DRP.

To vary or terminate your participation, you need to complete and lodge with Dyno Nobel a Notice of Variation form, which is available on our website at www.dynonobel.com or by calling the Dyno Nobel Share Registry on 1800 502 497.

To be effective for a particular dividend, the Notice of Variation form must be received by Dyno Nobel before the record date for that dividend.

If you terminate your participation, any residual cash balance in your DRP account will be paid to you.

15. Can the DRP be modified, suspended or terminated?

The Board can, at any time, vary, suspend or terminate the DRP. The Board may give notice of any such variations, suspensions or terminations as it considers appropriate.

16. What if I need more information?

If you have any questions regarding the DRP, please call the Dyno Nobel Share Registry on 1800 502 497.

B. Rules of the DRP

1. Definitions

In the Rules, unless the context otherwise requires:

ASX means Australian Stock Exchange Limited (ABN 98 008 624 691).

Board means the board of directors of the Company.

Company means Dyno Nobel Limited (ACN 117 733 463).

Constitution means the constitution of the Company, as amended from time to time.

DRP means the Dividend Reinvestment Plan established under these Rules, as amended from time to time.

Holding means a registered holding of Shares in respect of a Shareholder.

Listing Rules means the official listing rules of ASX, as amended from time to time.

Notice of Election has the meaning given to it in clause 3.1.

Notice of Variation means a notice to increase or decrease the number of a Participant's Plan Shares, or to terminate participation in the DRP, in the form that the Board from time to time approves.

Participant means a Shareholder some or all of whose Shares are participating in the DRP.

Plan Shares means the Shares comprised in a particular Holding which are designated (subject to these Rules) by a Participant as Shares the dividend on which is to be applied in subscribing for or acquiring Shares under the DRP.

Price means the price at which Shares will be allotted or acquired under the DRP, as calculated in accordance with clause 5.

Record Date has the meaning given to it in the Listing Rules.

Rules means the rules of the DRP, as amended from time to time.

Shares means fully paid ordinary shares in the capital of the Company.

Shareholder means a registered holder of Shares within the meaning of the Constitution of the Company.

2. Participation in the DRP

2.1 Participation in the DRP is subject to these Rules.

2.2 Participation is optional and open to each Shareholder unless excluded under these Rules.

2.3 A Shareholder who is subject to the laws of a country or place other than Australia may not participate in the DRP until the Board, in its absolute discretion, is satisfied that such participation will not constitute a breach of the laws of that country or place, whether or not that Shareholder has received an invitation to participate in the DRP or has completed a Notice of Election.

2.4 The Board may on any occasion determine that the right to participate in the DRP is not available to a Shareholder having a registered address or being resident in a country or place where, in the absence of a prospectus, disclosure document, registration statement or other prerequisite, the offer of a right of election, or participation, would or might be unlawful.

2.5 If, in the reasonable opinion of the Board, the issue of Shares under the DRP to, or the acquisition of Shares under the DRP by, a Participant or the holding of those Shares by a Participant may breach a provision of the Constitution or be contrary to the law of any country, may prejudice the effective operation of the DRP or is otherwise in the sole opinion of the Board undesirable or impractical, the Board may:

(a) decline to issue or transfer those Shares;

(b) reduce the issue or transfer of those Shares on a proportionate basis; or

(c) reduce or suspend the participation of that Participant in the DRP.

2.6 The Board may, in its discretion, refuse to permit any Shareholder to participate in the DRP where that Shareholder elects to participate in respect of a number of Shares which is less than 100 or such other number as the Board may determine.

3. Application to participate

Application to participate in the DRP must be made on the form prescribed by the Board from time to time (***Notice of Election***). Upon receipt by the Company of a duly completed and executed Notice of Election, participation will, subject to these Rules, commence from the next Record Date for determining entitlements to payment of a dividend in respect of Shares.

4. Degree of participation

4.1 Participation in the DRP may be either full or partial. A Shareholder must (subject to clause 4.4) specify in the Notice of Election the extent to which the Shareholder wishes to participate in the DRP.

4.2 Under full participation, all Shares registered from time to time in the Participant's name, including Shares issued pursuant to the DRP, will be subject to the DRP.

4.3 Under partial participation, only that number of Shares as specified in the Notice of Election by the Shareholder will be subject to the DRP. However, if at the relevant Record Date the number of Shares held by the Participant is less than the specified number of Shares, then the provisions of the DRP in respect of that dividend payment will apply to the lesser number of Shares. Where a Shareholder is a partial Participant, all Shares subsequently acquired by the Shareholder, whether under the DRP or otherwise, will only participate in the DRP to the extent that the Shareholder alters the participation level in accordance with clause 10.

4.4 If a Notice of Election does not indicate the level of participation in the DRP, it will be deemed to be an application for full participation.

4.5 If a Notice of Election or Notice of Variation purports to nominate a Holding for both full participation and partial participation at the same time, the Notice of Election will be invalid and of no effect whatsoever.

4.6 The Board may determine a maximum number of Plan Shares per Participant (whether in respect of the particular dividend or dividends generally) from time to time. To the extent that a Notice of Election or Notice of Variation has specified a number of Plan Shares in excess of any such maximum that the Board may have specified (including an election of full participation where the number of Plan Shares would otherwise exceed that limit), for so long as that limit applies:

(a) the number of Plan Shares for the Participant for the purposes of these Rules is deemed to be that limit; and

(b) any Shares specified in the Notice of Election or Notice of Variation as Plan Shares in excess of that limit (including an election of full participation where the number of Plan Shares would otherwise exceed that limit) are deemed not to be Plan Shares, and any dividend payable in respect of them will be paid by the Company in accordance with usual arrangements for the payment of dividends.

5. Operation of the DRP

5.1 Each dividend which is payable to a Participant in respect of Plan Shares and which is available for payment to the Participant will be applied by the Company on the Participant's behalf in subscribing for or acquiring additional Shares.

5.2 The Board in its absolute discretion will determine with respect to the operation of the DRP for any dividend whether to issue new Shares or to cause the transfer of Shares to a Participant, or to apply a combination of both options, to satisfy the obligations of the Company under these Rules.

5.3 If the Board determines to cause the transfer of Shares to Participants, the Shares may be acquired in the market in such manner as the Board considers appropriate.

5.4 The Company will establish and maintain a DRP account for each Participant. The Company will, in respect of each dividend payable to a Participant:

(a) determine the amount of the dividend payable in respect of the Plan Shares;

(b) determine the withholding payments (if any) deductible by the Company in respect of the dividend payable on the Plan Shares, and any other sum the Company is entitled to retain in respect of the Plan Shares;

(c) credit the amount in clause 5.4(a) and debit any amount in clause 5.4(b) to the Participant's DRP account;

(d) determine the maximum whole number of additional Shares which may be acquired under the DRP at the Price by using the amount in the Participant's DRP account;

(e) on behalf and in the name of the Participant, subscribe for or cause the transfer of that number of additional Shares determined under clause 5.4(d) and debit the Participant's DRP account with the total of the subscription price or the acquisition amount (as the case may be) for the additional Shares;

(f) allot the additional Shares to the Participant (if applicable), and add the number of Shares allotted or acquired to the total number of Shares comprised in the relevant Holding; and

(g) retain in the Participant's DRP account, without interest, any cash balance remaining.

5.5 The Shares will be issued or transferred under the DRP at the Price which will be the arithmetic average (rounded to the nearest cent) of the daily volume weighted average market price of all Shares sold in the ordinary course of trading on the ASX automated trading system during the ten trading day period starting on (and including) the second business day after the Record Date in respect of the relevant dividend and ending on (and including) the eleventh business day after that Record Date, less any discount (not exceeding 5%) determined by the Board from time to time.

5.6 The daily volume weighted average market price referred to above (including decisions as to whether any sale of Shares was in the ordinary course of trading) will be calculated by the Board, or another suitable person nominated by the Board, by reference to information the Board approves from time to time. The determination of the Price by the Board or some other person nominated by the Board will be binding on all Participants.

6. Shares allotted under the DRP

6.1 Shares allotted under the DRP will be allotted in accordance with the Listing Rules and, from the date of allotment, will rank equally in all respects with existing Shares.

6.2 Shares allotted under the DRP will be allotted on, or as soon as practicable after, the relevant dividend payment date and will be registered on the register where the Participant's holding of Shares is currently registered. If the Participant holds Shares on more than one register (one of which is the Company's principal share register), the Shares allotted under the DRP will be registered on the principal share register unless and until the Participant requests otherwise.

6.3 If a Participant holds shares in certificated form, a share certificate will be issued for the total number of Shares allotted or acquired under the DRP in respect of each dividend on those Shares. If a Participant holds Shares in uncertificated form, a statement showing the total number of Shares allotted or acquired in respect of each dividend on those Shares will be issued. The certificate or statement will be forwarded to Participants as soon as practicable after allotment or acquisition.

7. DRP statements

On, or as soon as practicable after, each dividend payment date, the Company will send to each Participant a statement setting out:

(a) the number of the Participant's Plan Shares as at the relevant Record Date;

(b) the amount of dividend payable to the Participant (less any amounts referred to in clause 5.4(b)) in respect of the Participant's Plan Shares;

(c) the amount in the Participant's DRP account immediately prior to the payment of the relevant dividend;

(d) the number of Shares transferred or allocated to the Participant under the DRP and the Price of those Shares;

(e) the cash balance (if any) retained in the Participant's DRP account after deduction of the amount payable on subscription for the additional Shares; and

(f) the number of Shares comprised in the Holding after transfer and/or allotment.

8. Stock exchange listing

The Company will apply for Shares allotted under the DRP to be listed for quotation on the official list of ASX as soon as practicable after the date of allotment.

9. Costs to Participants

No brokerage, commission or other transaction costs will be payable by Participants in respect of Shares transferred or allotted under the DRP and no stamp duty or other duties will be payable under present law in respect of Shares transferred or allotted under the DRP.

10. Variation or termination of participation

10.1 Subject to clause 13, a Participant may at any time give a Notice of Variation to the Company:

(a) to increase or decrease the number of the Participant's Shares participating in the DRP; or

(b) to terminate the Participant's participation in the DRP.

The alteration or termination takes effect from the next Record Date.

10.2 If a Participant increases the level of participation in the DRP to full participation, all of the Participant's Shares as at the date of the Notice of Variation and all Shares subsequently acquired by the Participant (including Shares issued or transferred under the DRP) will participate in the DRP.

10.3 If a Participant increases or decreases the level of participation in the DRP to below full participation, only that number of Shares specified in the Notice of Variation will participate in the DRP and no Shares subsequently acquired by the Participant (including shares transferred or allotted under the DRP) will participate in the DRP.

10.4 If a Participant dies, participation in the DRP will be determined upon receipt by the Company of written notice of the death. If a Participant is declared bankrupt or is wound up, participation in the DRP will be terminated upon receipt by the Company of a notification of bankruptcy or winding up from the Participant or the Participant's trustee in bankruptcy or liquidator, as the case may be. The death, bankruptcy or winding up of one or more joint holders will not automatically terminate participation.

10.5 Upon termination of participation for whatever reason, the Company will forward, unless otherwise directed, to the Participant or the Participant's legal representative:

(a) a statement of the Participant's DRP account made to the date of termination; and

(b) the cash balance (if any) shown in the Participant's DRP account as at the date of termination.

11. Reduction or termination of participation where no notice is given

11.1 Where all of a Participant's Shares are subject to the DRP and the Participant disposes of some of those Shares then, unless the Participant advises the Company otherwise, the remaining Shares held by the Participant will continue to participate in the DRP.

11.2 Where some of a Participant's Shares are subject to the DRP and the Participant disposes of part of that Holding, then unless the Participant advises the Company otherwise, the Shares disposed of will, to the extent possible, be deemed to be Shares other than Plan Shares. If the number of Shares disposed of exceeds the number of the Participant's Shares which are not Plan Shares, the disposal will be deemed to include all of the Participant's Shares which are not Plan Shares, and the balance (if any) of the Shares disposed of will be attributed to Plan Shares.

11.3 Where a Participant disposes of all Shares without giving the Company notice of termination of participation, the Participant will be deemed to have terminated participation in the DRP on the last date on which the Company registered a transfer or instrument of disposal of the Participant's Holding.

12. Variation, suspension and termination

12.1 The DRP may be varied, suspended or terminated by the Board at any time. The variation, suspension or termination will take effect upon the date specified by the Board.

12.2 The Board may give notice of any such variation, suspension or termination as it considers appropriate (including, without limitation, by way of public announcement lodged with ASX). A variation, suspension or termination of the DRP will not be invalidated by an accidental omission to give notice of the variation, suspension or termination to a Shareholder or the non-receipt of any notice by any Shareholder and will not give rise to any liability on the part of, or right of action against, the Board or the Company.

12.3 Any suspension of the DRP will continue until such time as the Board resolves either to recommence or terminate the DRP. If the DRP is recommenced then elections as to participation in respect of the previously suspended DRP will be valid and have full force and effect in accordance with these Rules for the purposes of the recommenced DRP.

12.4 In the event of termination of the DRP, the Company will forward to each Participant a statement of the Participant's DRP account as at the date of termination, and the cash balance (if any) shown in the Participant's DRP account at that date.

13. Application and notices

13.1 Applications and notices to the Company must be in writing and in such form prescribed by the Board from time to time (or in such other form as the Board may accept).

13.2 Applications and notices will be effective upon receipt by the Company subject to:

(a) these Rules;

(b) in the case of applications to participate, acceptance by the Company; and

(c) receipt by the Company before the relevant Record Date for determining entitlements to dividends.

Applications or notices received on or after the relevant Record Date will not be effective in respect of that dividend payment but will be effective from the next relevant Record Date.

14. General

14.1 The DRP will commence on the date determined by the Board.

14.2 Each Holding which a Shareholder has from time to time will be regarded as separate for the purposes of the DRP and the DRP will operate as if each such Holding were held by a separate person, unless the Board determines otherwise. Consequently, a separate Notice of Election must be delivered to the Company in relation to each Holding which a Shareholder wishes to nominate for full or partial DRP participation, and the Shareholder will be treated as a separate Participant in respect of each Holding nominated for participation (and a reference to Shares held or acquired by a Shareholder or Participant is a reference to Shares held or acquired in respect or on account of the relevant Holding).

14.3 Any dividend payable on Shares which a Participant has nominated as participating in the DRP and which dividend the Company is entitled to retain as a result of a charge in favour of the Company in accordance with the Constitution of the Company or other requirement of law will not be available for the purpose of participating in the DRP.

14.4 These Rules will be binding upon each person who is or becomes a Shareholder.

14.5 Subject to the Constitution of the Company, the Board may implement the DRP in the manner as the Board thinks fit, and may settle any difficulty which may arise either generally or in a particular case in connection with the DRP as the Board thinks fit. Without prejudice to the general powers of the Board under the Constitution and these Rules, the Board may settle in the manner as the Board thinks fit any difficulty, anomaly or dispute which may arise in connection with, or by reason of, the operation of the DRP, whether generally or in relation to any Shareholder or Holding or any Share or Shares and the determination of the Board will be conclusive and binding on all Shareholders and other persons to whom the determination relates.

14.6 Neither the Company nor any officer of the Company will be liable or responsible to any Participant for any loss or alleged loss or disadvantage suffered or incurred by a Participant as a result, directly or indirectly, of the establishment or operation of the DRP or participation in the DRP or in relation to any advice given with respect to participation in the DRP.

14.7 The DRP, its operation and these Rules will be governed by and construed in accordance with the laws of the State of Victoria, Australia.

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DYNO

Dyno Nobel

www.dynonobel.com

197CO12504

A message from the Chief Executive Officer

Dear Investor,

The release of the 2006 financial results represents a significant milestone for Dyno Nobel – they are the Company's first full-year results since listing on the Australian Stock Exchange in April 2006.

The results reflect a successful inaugural year. A year where we exceeded prospectus forecasts and delivered on the promises made to investors at the initial public offer. I am pleased to announce that a maiden dividend of 2.8 AU cents will be paid in April 2007.

A single-minded focus on achieving our vision to become the world's leading explosives company, coupled with hard work, laid the groundwork for our success.

We continue our strategy to re-enter markets, and the ten acquisitions we achieved across North America are now fully integrated and delivering synergistic benefits. Similarly, our move into adjacent businesses such as drilling, expands the products and services we can offer customers.

The activities of the past year have established a solid foundation on which future success will be built. Going forward, our aim is to double our ammonium nitrate capacity, generate 50 per cent of our revenue outside North America and to expand our manufacturing footprint across five continents.

Our investment in Chinese explosives manufacturer, Fabchem, will give Dyno Nobel a foot in the door of the fast growing Asian market. Back home, Dyno Nobel Moranbah will have a significant impact on the Australian landscape in terms of ammonium nitrate when the plant begins commissioning in late 2008.

Naturally our commitment to safety remains our number one priority. We will continue to build a positive safety culture to support our objective of zero harm for all stakeholders.

We have built a strong fundamental business with opportunities for efficiency gains and growth potential. All in all, an exciting future lies ahead.

Peter Richards

Chief Executive Officer
Dyno Nobel Limited



Registered Office

Level 24
111 Pacific Highway
North Sydney NSW 2060
Australia

Phone: +61 2 9968 9000
Fax: +61 2 9964 0170

Dyno Nobel Website

www.dynonobel.com

Registry

Computershare Investor
Services Pty Ltd
Level 3
60 Carrington Street
Sydney NSW 2000



Dyno Nobel Limited

ABN 44 117 733 463

Investor Update March 2007

DYNO
Dyno Nobel
Groundbreaking Performance

Investment Highlights

- Earnings 10% above Prospectus forecasts
- Integrated 10 acquisitions across North America
- Committed expansion of AN and IS capacity
- Dyno Nobel Moranbah project proceeding
- Strengthened alliances with global customers
- Increased funding capacity
- Maiden dividend will be paid in April 2007
- Global re-entry underway

END

Results Statement of financial performance for full year ended 31 December 2006

US$m	Statutory Basis (Appendix 4E) Actual	Statutory Basis (Appendix 4E) Prospectus	Pro-forma Equity Basis Actual	Pro-forma Equity Basis Prospectus
Revenue	1,239.3	1,169.7	1,258.0	1,186.3
EBITDA	175.4	167.1	192.0	186.1
EBIT	140.7	127.6	157.3	146.1
NPAT	83.3	61.6	91.2	82.8
EPS	10.3	7.6	11.3	10.3

The full year pro-forma forecast (prospectus) and pro-forma actual result includes the benefit of a number of acquisitions and cost restructuring and excludes certain costs on the basis that they are one off items.

On a pro-forma equity basis revenue of US$1,258.0 million represented a six per cent increase above prospectus forecasts.

The net profit after tax figure of US$91.2 million signified an increase of 10.1 per cent above prospectus forecast, as did the earnings per share result of 11.3 US cents.

A maiden dividend of 2.8 AU cents will be paid in April 2007.

"Further merger and acquisitions activity is likely, particularly in businesses which enhance the Company's existing distribution network and increase opportunities to venture further into drilling and blasting."

Outlook

Industry sectors in the North American market are expected to provide a growth increase of one to two per cent in 2007. Demand for coal in the Powder River Basin, in the north-eastern United States, will remain particularly strong. A weaker housing market will be offset by quarrying and construction and infrastructure spending.

Modest growth is forecast for the metals industry, while fewer geophysical exploration activities during the northern hemisphere's winter months mean a slowing in our seismic business.

Exporting of initiation systems into the emerging markets of India, South Africa, Asia and Latin America is expected to remain strong.

An uplift in North American earnings through the delivery of capacity and efficiency investments is forecast. The expanded capacity of the ammonium nitrate plant in Cheyenne, Wyoming, will come on line in Q4 2007, while the expansion of Mexican initiating systems is due to be finalised by June 2007.

Further merger and acquisitions activity is likely, particularly in businesses which enhance the Company's existing distribution network and increase opportunities to venture further into drilling and blasting. These acquisitions can be supported by existing debt facilities.

In the Asia Pacific region, industry sectors are expected to provide four to six per cent growth, augmented by new business. Demand for coal will remain strong in this region, supported by Dyno Nobel Moranbah-related contracts. The metals sector is expected to deliver modest uplift with continued growth coming from iron ore.

An increase in the range of services offered and technology differentiation will support growth in the Company's surface and underground business.

Dyno Nobel's strategy of re-entry is key to growth in the Asia Pacific region. In 2006, US$45 million of new business was generated in the Asia Pacific Region and further new customer contracts in Indonesia and Papua New Guinea are currently being finalised.

Dyno Nobel's investment in Fabchem will play a pivotal role in the Company's long-term growth prospects, allowing the Company to tap into this fast growing US$1.1 billion market.

Finalising an acquisition of 50 per cent in TKEB JV in Malaysia will give the Company a low cost manufacturing position in South East Asia for initiating systems.

When built, Dyno Nobel Moranbah will have the capacity to produce 330,000 tonnes of ammonium nitrate. Pre-purchase of ammonium nitrate by three global mining houses has seen the plant sold out.

An innovative risk-sharing contract with the constructor and the pre-purchase of raw materials, fixes prices and reduces the overspend potential on building costs which could otherwise be subject to price volatility.

On a final note, the Company continues to invest in plant, equipment and machinery to support strong demand for products and accordingly, balance capital expenditure and operational efficiency.